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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                  For the month of March, 1999


             NORDIC AMERICAN TANKER SHIPPING LIMITED
         (Translation of registrant's name into English)

                           Cedar House
                         41 Cedar Avenue
                          Hamilton HMEX
                             Bermuda
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X




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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is a copy of the press release of Nordic American Tanker Shipping Limited (the "Company") issued on
March 2, 1999 relating to the provision of tax information for 1998 required by its U.S. shareholders who have made a "QEF" election.













































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FOR IMMEDIATE RELEASE


             NORDIC AMERICAN TANKER SHIPPING LIMITED
          ANNOUNCES FILING OF TAX INFORMATION WITH SEC


Contact: Niels Erik Feilberg                Gary J. Wolfe
         Ugland Nordic Shipping ASA         Seward & Kissel LLP
         Tel:  011-47-33-42-15-00           Tel. 212-574-1223



         Hamilton, Bermuda, March 2, 1999. Nordic American Tanker Shipping Limited (the "Company") (AMEX--NAT; OSE--NAT) announced today that it had filed via EDGAR with the Securities and Exchange Commission the tax information for 1998 required by its U.S. shareholders who have made a "QEF" election. The statement sets forth amounts of 1998 distributions that are deemed dividends and return of capital. The Company also intends to mail such information to U.S. shareholders later this week or early next week.































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                             [LOGO]
                         Nordic American
                     Tanker Shipping Limited
                           Cedar House
                         41 Cedar Avenue
                        P.O. Box HM 1179
                     Hamilton HM EX, Bermuda



                                            February 26, 1999



TO: The Shareholders of Nordic
    American Tanker Shipping Limited
    That Are United States Taxpayers


         As you are aware, Nordic American Tanker Shipping Limited ("Nordic American") is a "Passive Foreign Investment Company" ("PFIC") for United States federal income tax purposes. The following is a PFIC annual information statement for the taxable year of Nordic American beginning on January 1, 1998 and ending on December 31, 1998. This statement is being provided so that you may report your pro rata share of Nordic American's income in the event that you have elected to treat Nordic American as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

         You should keep this statement in your records, but, unlike last year, you do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Nordic American is: Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda.
















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                PFIC Annual Information Statement


1. This Information Statement applies to the taxable year of Nordic American Tanker Shipping Limited ("Nordic American") beginning on January 1, 1998 and ending on December 31, 1998
    (the "Taxable Year").

2.  (i)   Your pro rata share of the ordinary earnings of
          Nordic American for the Taxable Year may be determined as follows:

          (a) If you owned the same number of Nordic American shares from January 1, 1998 through December 31,
              1998, multiply the number of such Nordic American shares by $0.511544.

          (b) If you did not own Nordic American shares for the entire period beginning January 1, 1998 and ending December 31, 1998, (i) multiply the number of shares that you owned at any time during the period beginning January 1, 1998 and ending December 28, 1998 (the date that Nordic American repurchased some of its shares pursuant to a tender offer) by the product of $0.001399 times the number of days during such period that you held such shares;
              (ii) multiply the number of shares you owned at any time during the the period beginning December 29, 1998 and ending December 31, 1998 by the product of $0.001702 times the number of days during such period that you held such shares; and (iii) add the results of steps (i) and (ii) above.1

          (c) If you owned different numbers of Nordic American shares at different times during 1998, perform the calculation specified in (b) above separately for each lot of shares owned.

    (ii) Your pro rata share of the net capital gain of Nordic American for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by Nordic
    American during the Taxable Year is as follows:

_____________________

1. For example, if you acquired 100 shares on July 1, 1998 and held them throughout the remainder of 1998, your pro rata share of Nordic American's ordinary earnings would be $25.83 (i.e., 100 x $0.001399 x 181 plus 100 x $0.001702 x 3).


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          Cash:  See note2

          Fair Market Value of Property:  0

4. Nordic American will permit you to inspect and copy Nordic American's permanent books of account, records, and such other documents as may be maintained by Nordic American to establish that Nordic American's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles, and to verify these amounts and your pro rata shares thereof.

                                  NORDIC AMERICAN TANKER
                                     SHIPPING LIMITED


Date:  February 26, 1999          By:    Herbjorn Hansson
                                  Title:    Chairman


THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST THOSE SHAREHOLDERS WHO HAVE MADE A QEF ELECTION WITH RESPECT TO NORDIC AMERICAN IN MAKING CERTAIN PFIC CALCULATIONS, AND DOES NOT CONSTITUTE TAX ADVICE. THOSE SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.




_____________________

2. On February 10, 1998, Nordic American made a distribution of $0.40 per share to shareholders of record on January 27, 1998. On May 12, 1998, Nordic American made a distribution of $0.41 per share to shareholders of record on April 27, 1998. On August 12, 1998, Nordic American made a distribution of $0.32 per share to shareholders of record on July 27, 1998. On November 12, 1998, Nordic American made a distribution of $0.30 per share to shareholders of record on October 27, 1998. The total amount of the distributions exceeded the sum of Nordic American's earnings and profits for the Taxable Year and Nordic American's earnings and profits accumulated in prior years. Accordingly, 39.55% of the February distribution is a dividend and 60.45% of the distribution is a non-taxable return of capital. With respect to each of the other three distributions, 35.70% of the distribution is a dividend and 64.30% of the distribution is a non-taxable return of capital.


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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             NORDIC AMERICAN TANKER SHIPPING LIMITED
                          (registrant)




Dated:  March 2, 1999                 By:  /s/Herbjorn Hansson
                                           ___________________
                                           Herbjorn Hansson
                                           President and Chief
                                           Executive Officer

































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01318002.AV9